SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

25 June 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 25 June 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange RNS 10 Paternoster Square London EC4M 7LS	Secretary's department
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN

25th June, 2009

Lloyds Banking Group plc (the "Company")
Not
ification of transaction

by person
 disch
arging managerial responsibilities

On
22nd June
, 2009,
shares were acquired by Equiniti Corporate Nominees Limited AESOP1 account at
70.75
p

per share
,
 for
the under mentioned
individuals
, under the Lloyds
TSB
 Group Shareplan, as follows:

Name of individual	Partnership	Matching
Mr. J.E. Daniels	177	42
Mr. A.G. Kane	177	42
Ms A.S. Risley	177	42
Ms C.F. Sergeant	177	42
Mr. G.T. Tate	177	42
Mr. T.J.W. Tookey	177	42
Mrs H.A. Weir	177	42
Mr. C.M. Wiscarson	177	42

The notification relates to a transaction notified to Lloyds Banking Group plc by the company's registrar, which handles administrative arrangements relating to the Lloyds
TSB
 Group Shareplan, in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the
UK
 and the shares are listed on the London Stock Exchange.

  Lloyds Banking Group plc is registered in Scotland no. 95000

     Registered Office: Henry Duncan House,
120 George Street
,
Edinburgh

EH2 4LH
.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  25 June 2009